Mail Stop 3561

August 20, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Zhi Chen, Chief Executive Officer
China TopReach Inc.
6th Floor, Hua Fu Tower
121 Gu Tian Avenue
Fuzhou City, China 350001

       Re: China TopReach Inc.
                Form 20-F for the year ended December 31, 2008
                Filed June 2, 2009
                File No. 000-52416

Dear Mr. Chen:

We have reviewed your response letter dated July 29, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 20-F for the year ended December 31, 2008

Unaudited Pro Forma Consolidated Financial Statements, page 57
Pro Forma Adjustments, page 57

1.   We refer to the revised adjustments (i) and (k) in response to our prior comment
        3. Please tell us the accounting method used to account for treasury shares (i.e.
        cost or par value methods). In this regard, if the ordinary shares were
        repurchased, please tell us why you have an adjustment to ordinary shares for the
        par value of the treasury shares acquired. The treasury stock account is a contra-
        equity account, and as such, there is no need to reduce ordinary shares unless the
        stock was retired. In this case, as the treasury stock has a balance, it appears as
        though the shares were not retired. Please tell us the method used and clarify your
        current entries, otherwise, please revise to comply with either the cost or par value
        method of accounting for treasury stock.

2.   We note your response to our prior comments 4 and 7. It appears from your
        response to our prior comment 4 and your disclosure on page F-17 that the
        2,000,000 shares will be held in an escrow account and will be released only if the
        surviving company meets certain after-tax profit targets for the years 2008 and
        2009. Since the surviving company has yet to meet these profit targets, it appears
        that the 2,000,000 share are more line with a contingent consideration, as these
        shares will only be released to OMH if the profit targets are met. Based on the
        above, it appears that the 2,000,000 shares should be reflected as held by OMH,
        when OMH obtains rights to those shares. Please revise or advise accordingly.

3.   We note your response to our prior comment 9. As previously requested, please
        reconcile the total number of warrants outstanding as of fiscal year ended
        December 31, 2008 as more fully described in Note 3 to your financial statements
        on page F-14 and F-15 to the 5,913,500 used by you in calculating incremental
        shares of 1,224,389 as reflected in your response to our comment 9. In a related
        matter, please explain if the warrants sold as part of the 5,013,500 IPO units as
        more fully described in Note 3 to your financial statements on page F-14
        continued to be outstanding after the company purchased 1,972,896 shares of
        ChinaGrowth and repurchased 2,052,075 shares of ChinaGrowth purchased by
        OMH as more fully described in your response to our prior comment 16. If the
        aforementioned warrants continued to be outstanding after the company
        purchased 1,972,896 shares of ChinaGrowth and repurchased 2,052,075 shares of
        China Growth purchased by OMH, please tell us who owned the warrants at the
        time the OMH recapitalization transaction occurred. If the aforementioned
        warrants were no longer outstanding after the company purchased 1,972,896
        shares of ChinaGrowth and repurchased 2,052,075 shares of ChinaGrowth
        purchased by OMH, please explain the nature of the transaction causing those

warrants to no longer be outstanding. We may have further comment upon
receipt of your response.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 72

4.	We note your response to prior comment 11 and are unclear as to how the revised
proposed disclosures comply with the requirements outlined in Part I, Item 11 of
the Form 20-F instructions. Please revise your discussion of market risk
(including interest rate risk and foreign currency exchange risk) so that it is
presented in one of the formats outlined in Part I, Item 11 of the Form 20-F
instructions. Specifically, provide either a tabular disclosure of market risk
sensitive instruments, a sensitivity analysis, or value at risk disclosures.

Item 15. Controls and Procedures, page 73
(a) Disclosure Controls and Procedures, page 73

5.	We note your revised disclosure in response to prior comment 12. Specifically,
we note your disclosure that your principal executive officer and principal
financial officer have evaluated your disclosure controls and procedures as of a
date within 90 days before the filing date of your annual report. Please amend
your future filings to disclose management's conclusion regarding the
effectiveness of your disclosure controls and procedures *as of the end of the
period covered by the annual report*. Refer to Item 15a of the Form 20-F
instructions and Part III.F of Management's Reports on Internal Control Over
Financial Reporting and Certification of Disclosure in Exchange Act Periodic
Reports, Release No. 33-8238, available on our website at
www.sec.gov/rules/final/33-8238.htm.

China TopReach Financial Statements, page F-1
Notes to Financial Statements, page F-8
Note 1. Organization, Business Operations, and Basis of Presentation, page F-8

6.	We note from your response to our prior comment 15 that the company plans to
account for the additional shares at fair value in the company's annual report on
Form 20-F for the year ended December 31, 2009 in the event the profit
objectives are met. Given that these additional shares will be issued to OMH (the
accounting acquirer) if the earn-out provisions are met, the accounting would be
similar to a stock dividend. In this regard, please confirm that you will transfer
the fair value of the shares issued from retained earnings to ordinary shares and
additional paid in capital in accordance with ARB 43, Chapter 7, Section B,
paragraph 10.

7.   In a related matter, please also confirm that the effects of this stock dividend on earnings per share will be applied retroactively in accordance with SFAS 128, paragraph 54

Olympia Media Holdings Ltd. Financial Statements, page F-19
Consolidated Statements of Cash Flows, page F-24

8.   We note your responses to our prior comments 20 and 21. Based on your responses, it appears that the payment of such deposits and utilization of such deposits represent a substantial part of your operations and not an investment. As such, please provide us with the basis that supports your conclusions that such payments of deposits and utilization of the deposits are properly classified as investing activities. Alternatively, please revise to reclassify such cash flows as operating activities.

Notes to the Financial Statements, page F-25
1 Description of Business and Organisation, page F-25
(l) Revenue Recognition, page F-28

9.   Your response to prior comment 24 indicates that you receive publishing/printing revenue. Please tell us the nature of such publishing revenue, including to whom the printed newspapers are sold (e.g. individuals, businesses, etc.). Furthermore, as originally requested, please tell us, and revise your disclosures to include further details concerning if subscriptions are received for publishing revenue and how you account for the revenue from such subscriptions.

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You may contact Heather Clark at 202-551-3624 or Jeffrey Jaramillo at 202-551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief